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                             DISTRIBUTION AGREEMENT
                                     BETWEEN
                          INFOGRAMES ENTERTAINMENT S.A.
                                       AND
                          GT INTERACTIVE SOFTWARE CORP.

         This Distribution Agreement (this "Agreement") is entered into by and between Infogrames Multimedia S.A. and Infogrames Entertainment S.A. (collectively, "Infogrames") and GT Interactive Software Corp. ("GTIS") as of December 16, 1999 (the "Effective Date").

         Whereas, GTIS is in the business of publishing and marketing Products and wishes to license Infogrames to distribute, publish and market Products owned or controlled by GTIS; and

         Whereas, Infogrames wishes to obtain the right to distribute, publish and market Products owned or controlled by GTIS;

         NOW THEREFORE, in consideration of the mutual covenants contained herein, the parties hereby agree as follows:

1.   Definitions

     (a) "Chargeback" means deductions customers take against an Infogrames invoice for price protection, promotions or markdowns.

     (b) "Confidential Information" means trade secrets, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, diagrams, data, computer programs, business activities and operations. In order to be considered "Confidential Information," the information must contain a legend, such as "Confidential Information," "Confidential" or "Proprietary," or if orally disclosed, such information shall be considered and treated as Confidential Information only if it is clearly identified at the time of disclosure as being confidential and the disclosing party gives written notice within 10 days after disclosure specifically reciting the information orally disclosed and stating that such information is Confidential Information.

     (c) "Manufacturing Costs" means all reasonable direct costs of manufacturing, including license fees paid to console product manufacturers and in-bound transportation costs, for Products sold and not returned.

     (d) "Master" means a gold master CD-ROM, cartridge or other appropriate electronic medium of delivery which is of sufficient quality to allow reproduction of the applicable software product without any material degradation, plus the applicable user manual and any and all documentation reasonably necessary to exercise Infogrames' rights under this Agreement, including without limitation, graphics in hard and electronic copy.



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     (e)   "Merchandise" means goods and sundries bearing the names, characters, themes or based on the storylines related to any Product.

     (f) "Net Revenues" means gross revenues received by Infogrames from third parties, less any returns, Chargebacks, discounts, rebates, Manufacturing Costs, taxes, duties, commissions, insurance and transportation costs.

     (g) "Products" means the Products (in any format, e.g. PC, Macintosh, console, video, online play) to which GTIS (and its subsidiaries) has the right to distribute such Products in the Territory, whether licensed or owned by GTIS (or its subsidiaries), and any demonstration versions and derivative works thereof, including without limitation, rights to merchandising, television, film, music, hint books, strategy guides, sequels, add-ons and level packs.

     (h) "Trademarks" means the trademarks, logos, service marks, trade names and other proprietary markings owned by or licensed to GTIS in connection with any Product.

     (i) "Territory" means all countries currently comprising Europe, including without limitation all countries included in the European Union.

     (j) All capitalized terms not defined herein are as defined in the Securities Purchase Agreement between the parties dated as of November 15, 1999.

11. License: GTIS hereby grants to Infogrames the exclusive right to publish, manufacture, have manufactured, localize, adapt, market, advertise, promote, publicize, distribute, sell, sublicense or otherwise exploit the Products through all channels of distribution in the Territory, subject to rights granted in any license agreement dated prior to November 11, 1999 (the "Pre-existing Agreements"). GTIS shall not renew the Pre-existing Agreements nor allow the Pre-existing Agreements to automatically renew. Upon Infogrames' request, GTIS shall provide Infogrames with all materials reasonably necessary for Infogrames to localize the Products, including without limitation, source code and all related documentation, subject to their availability to GT and to third-party approval rights, as applicable.

12. Trademark License: GTIS hereby grants to Infogrames a royalty-free, non-exclusive, non-transferable license to use GTIS' Trademarks in connection with the exercise of the license granted to Infogrames pursuant to Paragraph 2 of this Agreement. GTIS' Trademarks and the goodwill associated therewith are and remain GTIS' exclusive property. Infogrames shall acquire no right, title or interest in GTIS' Trademarks or the goodwill associated therewith, other than the limited license and right to use GTIS' Trademarks as set forth under this Agreement. All usage of GTIS' Trademarks by Infogrames shall inure to GTIS' benefit. Infogrames will use all reasonable efforts to ensure that all applicable and reasonably necessary Trademarks used for a Product appear


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     clearly on the packaging and major advertising and promotional materials for such Product.

12. Termination of License Agreements: Immediately after the Closing, GTIS agrees to terminate any and all license agreements between GTIS and any European Company Subsidiary effective as of such date that Infogrames and GTIS mutually agree Infogrames will commence publishing and distributing GTIS' Products, but in no event later than March 31, 2000.

13. Purchase of Prepackaged Products: If GTIS offers prepackaged Products, Infogrames shall be entitled to purchase such prepackaged Products at GTIS' actual direct cost of manufacture, F.O.B. GTIS' warehouse. The prepackaged Products will be purchased on a purchase order basis, under Infogrames standard purchase order terms and conditions. Royalties due GTIS for the subsequent sale of such product are covered by the other terms and conditions of this Agreement including but not limited to Paragraphs 8 and 15 below.

14. Return of Prepackaged Products: Infogrames shall be entitled to return prepackaged Products purchased from GTIS to GTIS for a full refund or credit, at Infogrames' option.

15. Delivery of Non-Prepackaged Products: GTIS will deliver as soon as practicable a complete Master of any Product which is licensed to Infogrames under this Agreement for manufacture by or for Infogrames pursuant to this Agreement. The Master for all Products will include English, German, French, Spanish and Italian language versions (except and unless Infogrames and GTIS mutually agree that the sales potential for a Product in one or more of these languages is not sufficient to economically justify translation of the Product, in which case the versions in those specific languages may be omitted).

16. Royalties on Products: Infogrames will pay to GTIS a royalty on distribution of Products which are manufactured by or for Infogrames pursuant to the license granted herein calculated as follows:

     (a) If a third party is entitled to royalties based on Infogrames' distribution of the specific Product, then the royalty will be the greater of (i) 30% of the Net Revenues Infogrames actually receives from the distribution of such Product or (ii) 130% of the royalty due to such third party (not including any advance) actually paid by GTIS to the third party for such Product. GTIS will inform Infogrames at the time such Product is delivered to Infogrames of the amount of the royalty due to such third party in writing.

     (b) If the Product is internally developed by GTIS, or any of its subsidiaries, then the royalty will be 30% of the Net Revenues Infogrames actually receives from the distribution of the Product.



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     (c)  No royalties will be due from Infogrames to GTIS for up to 500 units of each Product, to be used for promotional and demonstration purposes.

     (d) No royalties will be due from Infogrames to GTIS for any transfer or payment amongst Infogrames Entertainment S.A. and its subsidiaries (and their subsidiaries).

5. Obligation to Release Product. Infogrames shall actively commence marketing and selling the Products within the Territory in reasonable commercial quantities within three (3) months following Infogrames' receipt of Masters. If Infogrames shall fail to have commenced actively marketing and selling the Products in the Territory within three (3) months following the receipt of Masters with respect thereto, then GTIS shall have the right, in addition to any other rights which GTIS may have hereunder, upon thirty
     (30) days prior written notice to Infogrames, to declare such right henceforth to be nonexclusive.


6. Anti-Export Protection. Infogrames shall use commercially reasonable efforts not to sublicense, distribute or sell any Products to any distributor or customer who Infogrames knows, or could reasonably be expected to know, intends to resell or export the Products outside of the Territory. A licensee, sublicensee, distributor or customer who wrongfully resells or exports Products outside of the Territory is referred to as an "Exporter." GTIS shall have the right, in addition to any other rights which it may have hereunder, to require Infogrames to terminate any license, distribution agreement or arrangement with any such Exporter who is wrongfully distributing Products in violation of the rights of GTIS.


7. Prohibition of Sublicensing; Derivative Works. Infogrames shall not sublicense any of the rights granted to Infogrames hereunder without GTIS' prior written consent, such consent not to be unreasonably withheld. Infogrames shall not exploit derivative works related to the Products, including without limitation rights to merchandising, television, film, music, hint books, strategy guides, sequels, add-ons and level packs, without GTIS' prior written consent, such consent not to be unreasonably withheld. Notwithstanding the above, GTIS acknowledges that Infogrames maintains sublicensing agreements with affiliates and/or third parties in certain countries within the Territory as listed on Schedule A and that such sublicensing agreements are deemed to be pre-approved with respect to the publishing and distribution of Product within those countries that is developed by GTIS or its subsidiaries. Sublicensing to original equipment manufacturers (OEMs) for exploitation in the Territory is also deemed pre-approved for Product developed by GTIS or its subsidiaries. Such pre-approvals for sublicensing within the Territory do not apply to Product developed by third parties.

     8. Approval Rights. The Products as manufactured, advertised, sold, distributed or otherwise disposed of by Infogrames under this Agreement shall be of customary quality and shall be sold and distributed in packaging acceptable to GTIS and bearing GTIS' Trademarks and trade names. Such packaging may indicate that the


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          Products are distributed by Infogrames. Infogrames agrees to furnish
          GTIS free of cost, for GTIS' reasonable approval as to quality and style, samples of each Product together with its proposed packaging prior to the Product's release for sale or distribution. The Product shall not be sold or distributed by Infogrames without such approval. GTIS will approve or reject samples submitted by Infogrames within ten
          (10) days of receipt of such samples; GTIS' failure to respond to requests for approval within ten (10) days shall be deemed approval.

     8. Ownership of Intellectual Property Rights. Notwithstanding anything contained herein to the contrary and subject to the terms of this Agreement, all artwork, designs and computer software embodying the intellectual property embodied in the Products, or any reproduction thereof, or any packaging or advertising materials, which are designed, developed and/or created by Infogrames hereunder (or any of its sublicensees, affiliates or subsidiaries), shall be, and remain GTIS' (or its affected third party's, as the case may be) sole and exclusive property, inclusive of all copyrights and right to copyright therein and thereto for the life of the copyright therein; provided that during the Term of this Agreement, Infogrames shall have the exclusive right, license and privilege (without any compensation to GTIS except as otherwise provided in this Agreement) to use all such above described materials in connection with its exploitation, sale and distribution of the Products.

     Subject to the terms of this Agreement, Infogrames acknowledges and agrees that: All copyrights, trademarks and service marks and rights to same referred to in this Agreement in the name of and/or owned by and/or licensed to GTIS shall be and remain the sole and complete property of GTIS, or its affected third-party licensors, as the case may be; that all such copyrights, trademarks and service marks and rights to same in the name of or owned by any copyright proprietor other than GTIS or Infogrames shall be and remain the sole and complete property of such copyright proprietor; that all trademarks and service marks which, and/or the right to use which, arise out of the license hereby granted to use the intellectual property embodied in the Products shall be and remains the sole and complete property of GTIS (or its affected third-party licensors, as the case may be); that Infogrames shall not at any time acquire or claim any right, title or interest of any nature whatsoever in any such trademark or service mark by virtue of this Agreement or of Infogrames' uses thereof in connection with the Products; and that any right, title or interest in or relating to any such trademark or service mark, which comes into existence as a result of, or during the Term of, the exercise by Infogrames of any rights granted to it hereunder shall immediately vest in GTIS (or its affected third-party licensor, as the case may be).


9.   Taxes. All amounts due hereunder include any applicable taxes and duties.

10. Payment Procedures: Infogrames will report to GTIS the amount of royalties due within sixty (60) days after the end of each calendar quarter, and each such report will be accompanied by payment of such amount; provided, however, that Infogrames shall be


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     entitled to credit the amounts to be paid by GTIS to any amounts that GTIS owes to Infogrames under any other agreement or security whatsoever. All payments will be made in U. S. dollars.

10. Audit: Infogrames will keep accurate records of the basis for the royalty determination and will make such records available to an independent certified public accountant mutually agreed upon by the parties for inspection during normal business hours, provided however such inspection shall not interfere with Infogrames' normal business activities. Such accountant shall be under an obligation of confidentiality to Infogrames, and will only disclose to GTIS whether or not the royalty reports provided to GTIS by Infogrames were correct, and if not, the amount by which the royalty reports are incorrect. No other information will be provided to GTIS. If Infogrames has underpaid the royalties due, Infogrames will promptly pay the underpaid amount. If Infogrames has overpaid the royalties due, Infogrames may elect, in its sole discretion, to either credit such overpayment against royalties to come due in the future or require GTIS to refund such overpayment to Infogrames promptly. Inspections shall be at GTIS' cost, shall not occur more frequently than once annually and shall not cover the same records more than once; provided, however, that the reasonable cost of the inspection will be reimbursed by Infogrames if the inspection discovers an underpayment in excess of ten (10%) percent.

11. GTIS Warranties and Indemnity: GTIS warrants and represents that GTIS has sufficient rights to the Products to grant Infogrames the licenses under this Agreement and that any Product provided to Infogrames under this Agreement does not and will not infringe any third party proprietary right. If Infogrames is obligated to pay any third party for rights reasonably necessary to exploit its rights under this Agreement, GTIS will reimburse Infogrames such amount upon Infogrames' request. GTIS warrants and represents that it has the right to enter into this Agreement and that this Agreement and GTIS' performance under this Agreement will not conflict or violate any obligations that GTIS may have under an agreement with any third party. GTIS will indemnify Infogrames, and its affiliates, officers, directors and employees, against claims, actions, demands, liabilities, losses, damages, expenses (including reasonable attorneys' fees and legal costs) related to alleged or actual infringement of third party proprietary rights by the Products and to alleged personal injury or property damage related to the Products. GTIS will indemnify Infogrames, and its affiliates, officers, directors and employees, against any claims, liabilities, losses, damages, injuries, costs, expenses, causes of action, claims, demands, assessments and similar matters related to any breach of GTIS' warranties.

12. Infogrames Warranties and Indemnity: Infogrames warrants and represents that it has the full power and authority to enter into this Agreement. Except as contemplated hereby, Infogrames warrants and represents that it will not assign, transfer, lease, convey or grant a security interest in or otherwise similarly dispose of the Products or any related materials. Infogrames warrants and represents that it shall use its reasonable best efforts to protect GTIS' and any applicable third party's intellectual property rights covered by this Agreement in the Territory against infringement. Infogrames warrants and represents that the making of this Agreement and the manufacture, marketing, sale and distribution


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     of the Products shall not infringe upon or violate any laws or regulations of any nation with the Territory; any agreement, right or obligation between Infogrames and any other person, firm or corporation; or any rights of any third party. Infogrames will indemnify GTIS, and its affiliates, officers, directors and employees, against any claims, liabilities, losses, damages, injuries, costs, expenses, causes of action, claims, demands, assessments and similar matters related to any breach of Infogrames' warranties.

12. Conditions on Indemnity Obligations: The indemnity obligations set forth in this Agreement are conditioned upon the party claiming indemnification (the "Indemnified Party") promptly notifying the indemnifying party (the "Indemnifying Party") of the claim, allowing the Indemnifying Party to control any defense or settlement of such claim and assisting the Indemnifying Party in the defense or settlement so long as the Indemnifying Party reimburses the Indemnified Party's reasonable expenses.

13.  Term: The term of this Agreement will be the later of (a) seven years or
     (b) the period of time during which Infogrames and its subsidiaries hold at least twenty-five percent (25%) of the voting stock of GTIS.

14. Termination: This Agreement may be terminated by Infogrames in its sole discretion upon ninety (90) days written notice to GTIS. Either party may terminate this Agreement for a material breach by the other party which has not been cured within sixty days after the non-breaching party provided written notice of such breach to the breaching party.

15. Effect of Termination: Upon termination of this Agreement, the licenses granted hereunder will terminate, provided however, that in the event such termination is for other than a breach by Infogrames, the licenses will continue to the extent necessary for a period of up to six (6) months to allow Infogrames to distribute its remaining inventory of Products and to fulfill its obligations under any agreement with a third party. Paragraphs 1, 3, 8, 10, 11, 13, 15-19 and 22-32 shall survive termination of this Agreement for any reason.

16. Assignment: Infogrames may assign all or a portion of its rights under this Agreement to (a) its affiliates or (b) in the event of a change in control of Infogrames, to the successor entity or any of its affiliates. Infogrames may not assign this Agreement to any other third party without GTIS approval. Subject to the foregoing, the provisions of this Agreement shall apply to and bind the successors and permitted assigns of the parties. Any attempted assignment or other transfer of this Agreement not in compliance with this Paragraph 23 shall be null and void and shall be deemed to be a material breach of this Agreement which is not capable of cure.

17. Disposition of European Operations: GTIS agrees that upon execution of this Agreement, it will take all actions necessary to dispose, as soon as practicable, of its existing publishing and distribution operations in the Territory and those of Company Subsidiaries in the Territory.



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18.  Confidentiality: Each party agrees that it will hold in strict confidence and not disclose the Confidential Information of the other party to any third party and to use the Confidential Information of the other party for no purpose other than the purposes expressly permitted by this Agreement. Each party shall only permit access to the other party's Confidential Information to those of its employees having a need to know and who have signed confidentiality agreements containing terms at least as restrictive as those contained in this Paragraph 20. Each party shall maintain the confidentiality and prevent accidental or other loss or disclosure of any Confidential Information of the other party with at least the same degree of care as it uses to protect its own Confidential Information but in no event with less than reasonable care. A party's obligations of confidentiality under this Agreement shall not apply to information which such party can document (i) is in the public domain without the breach of any agreement or fiduciary duty or the violation of any law, (ii) was known to the party prior to the time of disclosure without the breach of any agreement or fiduciary duty or the violation of any law, (iii) is independently developed by the party prior to receiving such Confidential Information without reference to any Confidential Information, (iv) is required to be disclosed pursuant to a judicial order, a requirement of a governmental agency or by operation of law, provided that such party gives the other party written notice of any such requirement immediately after learning of any such requirement, and takes all reasonable measures to avoid or limit disclosure under such requirements and to obtain confidential treatment or a protective order and has allowed such other party to participate in the proceeding. Upon written request by either party hereto, the other party shall promptly return all documents and other tangible materials representing the requesting party's Confidential Information and all copies thereof. Notwithstanding anything contained herein to the contrary, GTIS reserves the right to publicly disclose the terms of this Agreement if it determines in good faith that this is a material agreement which must be filed with the Securities and Exchange Commission.

19. Governing Law: The laws of France shall govern this Agreement, without regard to conflicts of laws provisions thereof and without regard to the United Nations Convention on Contracts for the International Sale of Goods.

20. Relationship of Parties. The parties hereto expressly understand and agree that the parties are independent contractors in the performance of each and every part of this Agreement.

21. Amendment and Waiver. Except as otherwise expressly authorized herein, any provision of this Agreement may be amended and the observance of any provision of this Agreement may be waived only with the written consent of the parties.

22. Headings. Headings and captions are for convenience only and are not to be used in the interpretation of this Agreement.

23. Notices. All notices, statements, and reports required or permitted by this Agreement shall be in writing and deemed to have been effectively given and received; (i) five (5) business days after the date of mailing if sent by registered or certified mail, postage


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     prepaid, with return receipt requested; (ii) when transmitted if sent by facsimile, provided a confirmation of transmission is produced by the sending machine and a copy of such facsimile is promptly sent by another means specified in this Paragraph 25; or (iii) when delivered if delivered personally or sent by express courier service. Notices shall be addressed as follows:

     If to Infogrames:                      If to GTIS:

     Infogrames Entertainment S.A.          GT Interactive Software Corp.
     84, rue du 1er Mars 1943               417 Fifth Avenue
     Villeurbanne, 69100                    New York, New York 10016
     France                                 Attention:  Thomas Heymann
     Attention:  Thomas Schmider            Telecopy:  (212) 679-3424
     Telecopy:  (011 33) 472 655116         Confirm:  (212) 726-0750
     Confirm:  (011 33) 472 655000

     And                                    with a copy to:

     Attention:  Frederic Garnier           Kramer Levin Naftalis & Frankel LLP
     Telecopy:  (011 33) 472 655059         919 Third Avenue
     Confirm: (011 33) 472 655000           New York, New York 10022
                                                Attention:  David P. Levin, Esq.
     With a copy to:                        Telecopy:  (212) 715-8000
                                                Confirm:  (212) 715-9100
     Pillsbury Madison & Sutro LLP
     235 Montgomery Street
     San Francisco, California 94104
     Attention: Nathaniel M. Cartmell, Esq.
                Ronald E. Bornstein, Esq.
     Telecopy:  (415) 983-1200
     Confirm:  (415) 983-1000

23. Entire Agreement. This Agreement supersedes all proposals, oral or written, all negotiations, conversations, or discussions between or among parties relating to the subject matter of this Agreement and all past dealing or industry custom.

24. Severability. If any provision of this Agreement is held to be illegal or unenforceable, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

25. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.



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         IN WITNESS WHEREOF, the Parties have executed this Distribution
Agreement on the Effective Date.


INFOGRAMES ENTERTAINMENT S.A.               GT INTERACTIVE SOFTWARE CORP:


By:  _____________________________          By:  _______________________________

Name:  ___________________________          Name:  _____________________________

Title:  __________________________          Title:  ____________________________








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